EXHIBIT 11.1

REALNETWORKS, INC. AND SUBSIDIARIES
PRO FORMA NET LOSS PER SHARE CALCULATION
With SAB 83 Adjustment

                               Year ended     Nine months ended
                               December 31,     September 30,
                                   1996              1997
                               ------------   -----------------
SUMMARY INFORMATION

Net loss                       $(3,789,245)    $(8,574,716)

Accretion of difference
  between carrying amount
  and redemption amount of
  redeemable, convertible
  preferred stock                  (31,000)       (345,900)
                               -----------     -----------
Net loss used in calculation
  of pro forma net loss per
  share                        $(3,820,245)    $(8,920,616)
                               ===========     ===========
Common shares outstanding at
  beginning of period               36,948         535,491

Weighted average common stock
  issued upon exercise of
  employee stock options           283,874         320,396

Weighted average common stock
  issued for services                 --               667

Stock warrants and options --
  not dilutive (SAB 83 effect
  included in adjustment below)       --              --
                               -----------     -----------
Weighted average outstanding
  common stock                     320,822         856,554

Assumed conversion of
  redeemable, convertible
  preferred stock and
  convertible preferred stock   25,396,829      25,396,829

SAB 83 adjustment                2,061,670       2,061,670
                               -----------     -----------
Shares used in computing
  pro forma net loss per share  27,779,321      28,315,053
                               ===========     ===========

Pro forma net loss per share   $     (0.14)    $     (0.32)
                               ===========     ===========